United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 27, 2023		Head of Investor Relations

Vale's Performance in 1Q23

April 27th , 2023

VALE

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation our production guidance on slides 5 and 8, plans relating to Briquette Tubarão project on slide 6 and Morowali and Pomalaa projects on slide 9, our dams emergency level removal plan on slide 10, our cost guidance on slides 15, 16, 17 and 18, and our share buyback program on slide 20. These risks and uncertainties include factors relating to our ability to obtain financing for Briquette Tubarão, Morowali and Pomalaa projects and to obtain applicable environmental licenses. It include risks and uncertainties relating to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

VALE

1. Opening remarks

Business and Financial highlights

Iron Solutions

- Iron ore production up 6% y/y: stronger performance at S11D
- Production-to-sales gap to be offset in the 2H23
- Quality impacted by shipment restrictions and opportunistic sales

Energy transition metals

- Copper and nickel sales up 25% and 3% y/y, respectively
- Successfully ramping up Salobo III. Sudbury mines' record ore production rates since 3Q17
- Binding agreement with Huayou and Ford in Pomalaa project. Groundbreaking of Morowali project[1]

Sustainable mining

- Two additional dams achieved adequate safety levels, with emergency protocols removed
- Improved Sustainalytics ESG risk rating

Stay disciplined

- Completed divestment program with the sale of MRN
- US$ 1.8 billion dividend paid in March
- 3rd buyback program 47% completed[2]

[1] Formerly known as Bahodopi nickel project.
[2] As of Apr 11, 2023. Approximately 233 million repurchased shares (47% of 3rd announced program).

VALE

On track to meet iron ore production guidance


Iron ore production
Mt
2022
2023
+4 Mt
63
67
+2–12 Mt
308
310–320
Q1
Year

Q1 highlights

S11D
- Improved truckless system:
  - availability (+9% y/y)
  - MTBF[1] (+28% y/y)

Minas Gerais
- Solid production in Minas Gerais, after heavy rain disruptions in 2022
- Torto dam emergency plan approved

Sales and quality
- Annual sales plan unchanged
- Average grade impacted by temporary shipment restrictions and opportunistic sales

[1] Mean time between failure indicator.

Advancing the development of iron ore briquettes



Tests in clients' furnaces are confirming the benefits of iron ore briquettes

- **70 kt** of briquettes successfully tested
- **First shipment of briquette** cargo for international industrial trial in April
- **9 trials** scheduled **for 2023**
- **Start-up** of first two industrial plants **in 2023**

VALE

Improved copper volumes and higher nickel sales


Copper production
kt
1Q22
1Q23
+10 kt
57
67

- **Sales up 25% y/y**
- Salobo III ramp-up
- Improved operational performance at Sossego
- Additional planned maintenance at Salobo and Sossego


Nickel production
kt
1Q22
1Q23
-5 kt
46
41

- **Sales up 3% y/y**
- Ongoing transitional period due to the Ovoid mine depletion
- Strong performance at Sudbury mines
- Longer planned maintenance at Matsusaka Refinery

Steadily ramping-up Salobo III



- Both lines already in operation
- Expected to reach full capacity by Q4 2024

Planned ramp-up progress in 2023

Production, in kilotons of copper per month
Salobo 3 plant only


~7
0.6
0.9
1.6
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Uniquely positioned to benefit from a secular shift in Nickel demand



Canada Budget 2023: incentives for critical minerals and clean energy, further supporting our project pipeline

Groundbreaking of the Morowali project[1]

Definitive agreement with Ford and Huayou for the development of Pomalaa HPAL project



Canada's Deputy Prime Minister Chrystia Freeland visits Long Harbour as part of her post-Budget 2023 cross-country tour.

[1] Formerly known as Bahodopi nickel project.

VALE

Stronger safety practices, improved ESG perception

Structures at emergency level[1] today


Level 3
Level 2
Level 1
35
4
7
24
31
3
6
22
23
2
7
14
21
2
6
13
9
4
5
2020
2021
2022
Apr-23
2025

2 dams with emergency level removed in Apr-23

10 dams with emergency level removed since 2022

Vale's ESG risk rating

Sustainalytics	2019	2021	Today
Ratings *(the lower, the better)*	*54.5*	*39.1*	*35.3*
M&M industry Quartile	*3rd*	*2nd*	*1st*

Closing the gaps with ISO14001 and Social Ambition

Upgrade in H&S controversy due to strong measures taken to improve safety

[1] Includes tailings and sediments dams, dikes and drained stacks. As per the Brazilian regulation and as provided for in each Mining Dams Emergency Action Plan, considering level 3 as the critical emergency level. [2] Considering the maximum number of structures at emergency level in 2020. [3] The 21 structures encompass different heightening methods and include 10 upstream structures.

Reshaped portfolio


2015
2019
2023
Fertilizer assets in Peru
Coal assets in Australia
CSA
Fertilizer assets in Brazil
Potash projects in Canada
Zhuhai YPM
Biopalma
Henan Longyu Energy Resources
Potássio Rio Colorado
VNC
Manganese ferro-alloy in Minas Gerais, Brazil
Mosaic
CSI
Moatize & Nacala
Midwestern system
MRN
CSP
Divestments since 2015
Non-core asset divestment accelerated since 2019

2. Financial Performance

EBITDA mostly impacted by lower prices and volume

EBITDA – 1Q23 vs. 1Q22
US$ million


6,374
1,646
506
435
113
13
3,687
EBITDA proforma 1Q22
Price
Volume
Costs and expenses
Bunker & Oil
Others²
EBITDA proforma 1Q23

[1] Net of Brumadinho expenses. [2] Includes US$ 25 million of FX effect, US$ 12 million of dividends, and others.

Realized price affected by pricing system and product mix

Iron ore fines price realization – 1Q23

US$/t



% change vs. 1Q22
• Avg. grade impacted by temporary shipment restrictions
• Opportunistic high-silica ore sales
• Negative effect from lagged prices (US$ -5.6/t), with avg. price of US$96/t
• Positive effect from provisional prices from Q4 (US$ 3.5/t), with prices marked at US$ 116/t
-11%
125.5
1.4
2.4
121.7
3.4
9.7
-23%
108.6
Platts 62%Fe Index (dmt)
Quality, premiums and commercial conditions
Pricing system adjustments
CFR reference (dmt)
Adjustments for FOB sales
Moisture
Vale realized price (wmt)

Higher C1 mainly driven by one-off and seasonal effects

C1 cash cost ex-third-party purchase
US$/t


Improved asset reliability
Strategic sourcing
Centralized MRO⁴
One-off / seasonal effects
18.7
1.3
1.2
1.0
0.6
0.3
0.5
23.6
2.0
0.5-1.0
20-21
1Q22
One-off costs effects
Volume mix and inventories effect
Geological inflation¹
Variable cost inflation
New way to operate²
Others³
1Q23
2023 Volume and mix effects
2023 Productivity gains
2023 C1 Guidance

[1] Including cost effects from average haulage distance (AHT), strip ratio and others. [2] Including tailings filtration plants ramp-up, health & safety, dam management, geotechnics, risk and sustainability costs.
[3] Including FX effect, energy costs, demurrage costs and others. [4] Materials, repair, operation.

All-in cost to benefit from better volume and mix in the year to go

Iron ore fines & pellets EBITDA break-even – 1Q23 and 1Q22

US$/t

	1Q22	1Q23
Vale's C1 cash cost ex-third-party purchase cost	18.7	23.6
Third-party purchases cost adjustments	2.5	3.1
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB	**21.2**	**26.7**
Iron ore fines freight cost	18.1	17.8
Iron ore fines distribution cost	1.7	3.2
Iron ore fines expenses & royalties	8.0	7.6
Iron ore fines moisture adjustment	4.4	5.0
Iron ore fines quality adjustment	(4.4)	1.4
Iron ore fines EBITDA break-even (US$/dmt)	**49.0**	**61.7**
Iron ore fines pellet adjustment	(4.7)	(3.5)
Iron ore fines and pellets EBITDA break-even (US$/dmt)	**44.3**	**58.2**

- One-off costs and seasonally-low volumes in Q1
- Higher share in mix and prices for third-party purchases

- Competitive freight rates vs. C3 index
- US$ 129 million of cost avoidance by scrubbers' installation

- Higher share of beneficiated products in third-party concentrators (US$ 1.3/t effect), improving returns and margins

- Lower 65%/62%Fe spread (US$ -14/t spread y/y)
- Lower pellet premiums (US$ -9/t of contractual premiums y/y)

VALE

Flat COGS after by products y/y; All-in costs impacted by higher benchmark TC/RC[1]

Copper all-in costs – 1Q23

US$/t

	1Q22	1Q23
COGS	6,661	6,256
By-product revenues	-3,055	-2,664
COGS after by-product revenues	**3,606**	**3,592**
Other expenses[2]	611	782
Total costs	**4,217**	**4,374**
TC/RCs penalties, premiums and discounts	456	518
All-in costs (EBITDA breakeven)	**4,673**	**4,892**
All-in costs (EBITDA breakeven) ex-Hu'u	**4,105**	**4,464**

- Higher fixed costs dilution in Sossego after extended maintenance in 1H22
- Higher share of Sossego copper concentrates in sales mix
- Increase in TC/RC benchmark

All-in guidance 2023: US$3,200/t
Higher production; ramp-up of Salobo

[1] Treatment Charge and Refining Charge. [2] Includes SG&A, R&D, pre-operational expenses and other expenses.

In Nickel, costs increased y/y mainly due to the higher consumption of 3rd party feed

Nickel all-in costs – 1Q23

US$/t

	1Q22	1Q23
COGS ex-third party	16,798	22,434
COGS	17,410	23,653
By-product revenues	-8,501	-7,687
COGS after by-product revenues	**8,909**	**15,966**
Other expenses[1]	609	1,117
Total costs	**9,518**	**17,083**
Nickel average aggregate (premium) discount	110	60
All-in costs (EBITDA breakeven)	**9,628**	**17,143**

- Lower fixed costs dilution, sales mix and inflationary pressures (fuel, materials)
- Higher costs and volumes of 3rd party feed
- Increase on R&D initiatives for further operational improvements

All-in guidance 2023: US$13,000/t
Higher volumes in 2H23

[1] Includes SG&A, R&D, pre-operational expenses and other expenses.

VALE

62% EBITDA-to-cash conversion in the quarter

Free cash flow – 1Q23

US$ million



• Lower accounts receivable: US$ 1,686 million
• Higher inventories: US$ 363 million
• Share buyback: US$ 763 million
• Dividends paid: US$ 1,795 million
3,687
739
313
337
1,130
362
2,284
2,364
80
1Q23 Proforma EBITDA
Working capital
Brumadinho & decharacterization expenses[1]
Income taxes & REFIS
CAPEX
Others[2]
Free cash flow from operations
Cash management & others[3]
Decrease in cash & cash equivalents

[1] Includes US$ 202 million of disbursement of Brumadinho and de-characterization provisioned expenses and US$ 111 million of Brumadinho incurred expenses. [2] Includes interest on loans, derivatives, leasing, dividends paid to noncontrolling interest, shareholders debentures, payments to Renova and others. [3] Includes US$ 763 million of share buyback, US$ 1,795 million in dividends, US$ 261 million of debt repurchased and US$ -67 million from the sale of CSP.

Highly-accretive buyback program

Share buyback programs since 2019

1st Program
(announced in April 2021)

- **270 million shares repurchased** – 5.3% of outstanding shares[1]
  - **US$ 19.55** average share price
  - **US$ 5.28 billion**

2nd Program
(announced in October 2021)

- **200 million shares repurchased** – 3.9% of outstanding shares[1]
  - **US$ 17.56** average share price
  - **US$ 3.5 billion**

3rd Program
(announced in April 2022)

- **500 million shares repurchase** – 10% of outstanding shares[1]
  - **US$ 15.89** average share price
- Until Oct/23
- **47%** program completed

73% of ~19.2% complete...

[1] As of March 2021 (5,130,801,436 shares).

Closing remarks

Solid production across the board

Unlocking significant value through growth (eg. Salobo III, Pomalaa)

Portfolio successfully reshaped allowing greater focus on our core

Capital discipline and shareholders return to remain a key priority

VALE